Exhibit 14

                   GENERAL BEARING CORPORATION CODE OF CONDUCT



      I. CONDUCT REQUIRED

      All directors, officers and employees shall:

      1. Conduct themselves ethically and honestly, and shall ethically handle actual or apparent conflicts of interest between personal and professional relationships;

      2. Provide full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company;

      3. Comply with applicable governmental laws, rules and regulations.


      II. ENFORCEMENT

            A. Reporting and Investigation of Violations In General. Any director, officer or employee who reasonably believes that there has been a material violation of this Code should report it immediately to the Compliance Officer, the CEO, President, the Audit Committee or the Board. Such persons (or their designees) will promptly investigate the matter. The investigation will be handled, to the extent possible, discreetly and appropriately, and the information will be disclosed to others only on a need to know basis and as required by law. There will be no adverse action taken against directors, officers or employees who report violations of the Code or who participate in the investigation. If the investigation leads to a conclusion that a material violation of the Code has occurred, the Company will take appropriate corrective action, which may include removal from a position as director or officer, and dismissal as an employee of the Company.

            The Company recognizes the potentially serious impact of a false accusation. Directors, officers and employees are expected as part of the ethical standards required by this Code of Conduct to act responsibly in making complaints. Making a complaint without a good faith basis is itself an ethical violation. Any director, officer or employee who makes a complaint in bad faith will be subject to appropriate corrective action including dismissal from service or employment.

            B. Reporting and Investigation of Violations Relating to Accounting or Auditing Matters. In addition to the procedures described in Section A, above, any director, officer or employee who reasonably believes that there has been a material violation of this Code caused by questionable accounting or auditing matters has the right to submit a confidential, anonymous complaint to the Compliance Officer. The complaint should be made in written form and provide sufficient information so that a reasonable investigation can be conducted. The

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Audit Committee has also adopted detailed procedures for the reporting and investigation of complaints regarding accounting/financial reporting, a copy of which has been furnished to all directors, officers and employees.

            C. Consequences of Violation.

The Compliance Officer shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of the Code, provided however, that the Board shall determine actions to be taken in connection with violations of the Code by directors or officers. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code, and could include written notices to the individual involved that the Company has determined that there has been a violation, censure, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (in the discretion of the Board) and termination of the individual's service or employment. In determining what action is appropriate in a particular case, the Compliance Officer or Board shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.